Contact

www.linkedin.com/in/leila-whitehead-024b2537 (LinkedIn)
www.lovethesecretcloset.com (Company)

Top Skills

Jewelry
Handmade Jewelry
Jewelry Design

Leila Whitehead

Owner at Trilogy Sanctuary
San Diego, California, United States

Experience

Trilogy Sanctuary

11 years 9 months

Owner
October 2013 - Present (11 years 9 months)
San Diego

Trilogy Sanctuary is a holistic center in San Diego, offering Yoga, Meditation, Energy work, Spiritual Services, Nutritional counseling and has an Organic Vegetarian cafe with an Organic Juice and smoothie bar. I am the owner and creator of this project!

Owner
October 2013 - Present (11 years 9 months)

Creative director.

Love The Secret Closet

15 years 2 months

Director
June 2011 - Present (14 years 1 month)
Sauve, France

This is my shop in Sauve, and an online shop, selling vintage and Second hand clothes, hand made jewellery and accessories

Owner
May 2010 - Present (15 years 2 months)

Education

University of Brighton

B A Hons, Criminology and Sociology